Room 4561

April 9, 2009

Mr. Russell R. Desjourdy
President and Chief Executive Officer
Nasus Consulting, Inc.
83 Fisher Street
Millville, MA 01529

> **Re: Nasus Consulting, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed April 9, 2009**
> **File No. 333-150135**

Dear Mr. Desjourdy:

We have completed our review of your revised filing and have no further comments at this time.

Sincerely,

David L. Orlic
Special Counsel